UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

VERAMARK TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(CUSIP Number of Class of Securities)

Anthony C. Mazzullo

President & Chief Executive Officer

Veramark Technologies, Inc.

1565 Jefferson Rd, Suite 120

Rochester, New York 14623

(585) 381-6000

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the persons filing statement)

With copies to:

Thomas R. Anderson, Esq.

Daniel R. Kinel, Esq.

John D. Callan Jr., Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

(585) 232 - 6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 17, 2013 by Veramark Technologies, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Hubspoke Holdings, Inc., a Delaware corporation (“Parent”), TEM Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Clearlake Partners II, L.P. an affiliate of each Parent and Merger Sub (“Clearlake L.P.”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per share equal to $1.18 net to the seller in cash (the “Offer Price”), without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information

Item 8. “Additional Information” is hereby amended by adding the following text at the end of Item 8:

“Completion of the Offer

Parent today announced that the Offer expired at 12:00 midnight Eastern Time at the end of July 15, 2013, the initial expiration date of the Offer, as described in the Offer to Purchase. All Shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer and applicable law.

Based on preliminary information from the depositary for the Offer, 9,920,156 shares, representing over 90.90% of the outstanding shares of common stock of the Company as of the close of business on July 15, 2013, were validly tendered and not withdrawn prior to the expiration of the Offer. All of such shares have been accepted for payment in accordance with the terms of the Offer, including 43,819 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

Parent expects to effect a short-form merger under Delaware law as promptly as practicable pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation.

Upon completion of the Merger, each outstanding Share not tendered in the Offer (other than Shares held by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger will be converted into the right to receive the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Veramark Technologies, Inc.

By:	/s/ Ronald C. Lundy
Ronald C. Lundy Senior Vice President of Finance and Chief Financial Officer

Dated: July 16, 2013